FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2009
Commission File Number 000-53606
AEI
(Translation of registrant’s name into English)

Clifton House, 75 Fort Street
P.O. Box 190 GT
George Town, Grand Cayman,
Cayman Islands
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑       Form 40-F ☐
Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☑
Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

AEI Corporate Overview FY 2008

Forward looking statements The statements made by representatives of AEI during the course of this presentation that are not historical facts are forward-looking statements. Although AEI believes that the assumptions underlying these statements are reasonable, forward-looking statements are inherently uncertain and necessarily involve risks that may affect AEI's business prospects and performance, causing actual results to differ from those discussed during the presentation. Any forward-looking statements made are subject to risks and uncertainties, many of which are beyond management's control. These risks and uncertainties include economic conditions in the countries in which we operate, government regulations and rules, currency exchange rate fluctuations, changes in tariffs and our ability to successfully operate our business. Should one or more of these risks or uncertainties occur, or should underlying assumptions prove incorrect, AEI's actual results and plans could differ materially from those expressed in any forward- looking statements. Reference our "Risk Factors" section in AEI's Registration Statement on Form 20-F and any other public filings and press releases. AEI undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information or future events. 2

Well-positioned for growth and diversified across multiple segments of the energy industry Strong local presence with experienced management teams and prominent local brands Proven record of operational excellence Solid and stable cash flows to support growth Demonstrated capability to execute strategy Emerging markets energy infrastructure company 3

AEI Overview 4

(1) See appendix for reconciliations of non-GAAP measures. Percentages exclude Headquarters and Other. (2) Excluding HQ and Other. Subic Power Corp. was transferred to National Power Corporation of the Philippines on February 23, 2009. Amayo was added on January 1, 2009. Company statistics: 39 businesses • 19 countries • 14,230 employees • 6.6 million distribution customers (2) Power Distribution Power Generation Natural Gas Transportation and Services Natural Gas Distribution Retail Fuel Diversification across energy infrastructure 2008 Adj. EBITDA (1) As of December 31, 2008 5 Business Segments

Strong local presence 6 Latin America Europe & Middle East Asia Note: Amayo was added on January 1, 2009 in Nicaragua.

Real GDP Growth (1) Emerging markets growth prospects 7 As emerging markets continue to develop and industrialize, an expanding middle class and growing commercial and industrial sectors will fuel increased energy consumption GDP growth and energy consumption are highly correlated (1) Source: Global Insights. AEI country growth rates distributed by proportional EBITDA and exclude Mexico, Ecuador, and the Philippines. See appendix for reconciliations of non-GAAP measures.

AEI markets offer excellent growth opportunities 8 According to the EIA's International Energy Outlook published in June 2008, non- OECD net electricity consumption is expected to more than double from 2005 to 2020 In comparison, OECD electric generation is expected to grow by only 23% over the same period Non-OECD electric generation will grow at more than 4x the expected growth rate in OECD nations (1) Excludes non-marketed energy sources, which are neither bought nor sold (i.e., "traditional" energy such as wood, waste, etc.). Source: EIA (Energy Information Agency) - U.S. Department of Energy International Energy Outlook 2008. (2) Global Insights, Electricity Consumption per Capita Trend (1, 2) kWh per Capita % Growth

Segment Detail 9

Power distribution segment 10 Latin America Europe & Middle East Asia

Outage Frequency Against Regulatory Targets(1) Losses Against Regulator Targets(1) (1) Assets include Elektro in 2006, Elektro and Elektra in 2007, and all business in 2008. Strong record of operational performance - Power Distribution Demonstrated track record in delivering operational excellence and meeting regulatory standards Outage Duration Against Regulatory Targets(1) Less than 100% is better than target Less than 100% is better than target Less than 100% is better than target Energy Sales (GWh) 11

Power generation segment 12 Latin America Europe & Middle East Asia Note: Amayo was added on January 1, 2009 in Nicaragua.

Power Generation Reliability (1) Power Generation Availability (1) (1) Assets include Cuiaba, Trakya, and ENS for turbines and Corinto, PQP, Subic, OSF, and JPPC for engines. (2) 2008 data excludes Emgasud. Strong record of operational performance - Power Generation Demonstrated track record in operational excellence comparable to developed markets standards RW Beck Average Benchmark Comparison Turbines: 94% Engines: 92% RW Beck Average Benchmark Comparison Turbines: 98% Engines: 97% Installed Generation Capacity (MW) Generation (GWh) (2) 13

Project Jaguar 300 MW coal-fired power generation facility in Puerto Quetzal, Guatemala 200 MW 15-year PPA with companies controlled by Union Fenosa with remaining energy sold to the Guatemalan and regional markets on a merchant basis Fixed price and date certain EPC contract with COD expected by December 2012 US$-denominated PPA with fixed capacity payment, pass-through of fuel and transmission losses Financing partially sourced from multilateral agencies Power generation greenfield development projects 14 Energia Distribuida II 231MW at 6 different locations in the provinces of Buenos Aires, Cordoba and Entre Rios PPA signed with ENARSA / CAMMESA for 3 years, with the option to renew for 2 additional years held by CAMMESA; long-term contract under negotiation 4 GE turbines purchased, 7 leased for the PPA duration Dollarized tariff composed of an energy sales, capacity, and O&M sales payments

Natural gas transportation segment 15 Latin America Europe & Middle East Asia

NG Transportation & Services Reliability (1) (1) Assets include GTB, GOM, GOB, and Promigas (including subsidiaries). (2) 2006 data excludes TBS. Strong record of operational performance - NG Transportation Demonstrated track record in operational excellence comparable to developed markets standards NG Transportation & Services Availability (1) Natural Gas Throughput (mmcfd) (2) 16

Natural gas distribution segment 17 Latin America Europe & Middle East Asia

(1) Assets include Calidda which was acquired in June 2007, Tongda which was acquired in August 2007, and BMG which was acquired with a controlling interest in January 2008. (2) 2008 data excludes Transredes and TGS. Strong record of operational performance - NG Distribution Natural Gas Throughput (mmcfd) (2) 18

Peru Natural Gas Distribution Expansion - Calidda Natural gas distribution organic growth initiatives $ 314 million expansion projects over the next 5 years expanding distribution capacity from 255 mmcf/d to 540 mmcf/d Connecting additional industrial clients Expanding to 8 new districts: San Juan de Lurigancho, Puente Piedra, San Martin de Porres, El Agustino, Bellavista, Carmen de la Legua, San Vicente de Canete, Imperial Financing partially sourced from multilateral agencies 19 China Natural Gas Distribution Growth - BMG & Tongda China's National Bureau of Statistics has revised GDP growth forecasts to indicate that the economy will expand approximately 7 percent in 2009 in response to the government's 4 trillion yuan ($586 billion) stimulus package GDP growth is expected to increase to 10.9 percent in 2010 During the first quarter of 2009, urban per-capita incomes were up 11.2% from a year earlier in real terms and rural per-capita incomes were up 8.6% Consequently, experiencing robust double digit growth in our Chinese natural gas distribution companies

Retail fuel segment 20 Latin America Europe & Middle East Asia

Affiliated Stations (Terpel Only) Owned Stations Strong record of operational performance - Retail Fuel Gallons Sold per day 21

Natural Gas Distribution LTI (1) Power Distribution LTI (1) Power Generation LTI (1) Natural Gas Transportation & Services LTI (1) (1) Source: US Bureau of Labor Statistics data for comparable US Business segment . LTI = Lost Time Incident rate. Safety record reinforcing operational strengths AEI's safety record is better than comparable U.S. standards 22

Financial Overview 23

Proportional Adjusted EBITDA (1) ($ in millions) Adjusted Net Income (1) 49% growth ($ in millions) Adjusted EBITDA (1, 2) 27% growth ($ in millions) (1) See appendix for reconciliations of non-GAAP measures. (2) Headquarters, other, and eliminations proportionally distributed across segments. Consolidated summary of financial results 24 Gross Margin 31% growth ($ in millions) 2008 diluted earnings per share of $0.72 2008 adjusted earnings per share of $0.81

82% regulated or contracted cash flows with 67% of proportional adjusted EBITDA out of countries with a sovereign investment grade ratings Low level of merchant risk with commodity risk generally passed through to end customers Subsidiary margins supported by revenues that are either USD-indexed or have regulatory structures that provide for pass-through of inflation (1) See appendix for reconciliations of non-GAAP measures. Data as of December 31, 2008 and excludes Headquarters and Other. (2) Using the higher of S&P, Fitch, and Moody's ratings January 23, 2009. Stable and predictable financial performance Proportional Adjusted EBITDA (1) Sovereign Ratings (1, 2) 25 INVESTMENT GRADE

Financial diversification Prop. Adj. EBITDA by Country (1, 2) (1) See appendix for reconciliations of non-GAAP measures. Data as of December 31, 2008 and excludes Headquarters and Other. (2) Excludes headquarters and other. 26 Prop. Adj. EBITDA by Segment (1, 2) Prop. Net Debt by Segment (1, 2) Proportional adjusted EBITDA of $862 million including ($90) million in headquarters and other Proportional net debt of $2,758 million including $1,474 million at headquarters Prop. Net Debt by Country (1, 2)

Cash available for growth in 2008 27 After accounting for principal and interest payments and covering G&A expenses, $286 million was available to deploy to growth opportunities

28 Debt and liquidity as of 3/31/2009 AEI has a manageable debt maturity profile 2012 maturity: $500 million revolver 2014 maturity: $1,000 million Term-B facility Elektro and Promigas are rated AA+ and AAA, respectively, and have established presence in local debt capital markets Cash and cash equivalents of $686 million and restricted cash of $51 million as of March 31, 2009

Target to match the currency mix of debt to revenue Natural hedging of translation exposure through appropriate leverage of local balance sheets with debt Hedge dividend flows from subsidiaries to AEI Parent FX exposure as a percent of cash flow to parent in 2008: 31% BRL, 8% COP, 4% PEN, 1% PLN, balance mainly USD In 2008 and after excluding asset sales, 45% of cash from subsidiaries is supported by revenues that are either based-on or linked to the USD FX Exposures and Hedging Policy 29

Proven track record of successful integration with over $1.4 billion invested since 2006 YE Strong demand growth Market penetration Seeking economies of scale Regional diversification outside of Latin America Pent-up investment needs create future development opportunities Dynamic economic cycles drive M&A opportunities Growth Dimensions Organic Acquisition Competitive Advantage Established Platform Development Experienced Team Operational Credibility Disciplined approach to growth 30

Unique emerging market energy infrastructure platform Disciplined and focused growth strategy supported by strong cash flows Talented management team accentuated by strong sponsorship Operational excellence and proven integration capabilities AEI is a compelling investment opportunity Investment thesis 31

Appendix 32

Power distribution company in the States of Sao Paulo and Mato Grosso do Sul 8th largest electricity distribution company in Brazil and 3rd largest in Sao Paulo More than 2 million customers (concentrated in higher tariff consumer segments) 6.8% electric losses, one of the lowest in Brazil Concession contract expires in 2028 30-year renewal option Awarded "Best LDC*" in 2004, 2005 and 2007 by the Association of Brazilian Power Distribution Companies brAA local rating (S&P) and listed on BOVESPA Ownership: 99.7% Operating Since: 1998 Mato Grosso Minas Gerais Rio de Janeiro Atlantic Ocean Parana Sao Paulo State Elektro *Local distribution company. Concession Area Customer Base Elektro is one of the most efficient power distribution companies in Brazil 33

Solid operating history of more than 30 years Largest privately owned natural gas transportation company in Colombia Transported approximately 75% of Colombia's natural gas in 2007 Unique combination of businesses Natural Gas Distribution with 2.0 million customers Natural Gas Transportation with 2,137 miles of pipelines Retail Fuel with 2,320 stations AAA local rating (Duff and Phelps) and listed on Bogota stock exchange Ownership: 52.1% Operating Since: 1974 Promigas is one of largest gas companies in Latin America Promigas Overview 34

Luz del Sur - Peru's largest power distribution company Luz Del Sur serves more than 830,000 customers (including Edecanete, its wholly-owned subsidiary, that serves approximately 28,370 customers) Infrastructure consists of 18,397 km of distribution lines and 32 substations Exclusive concession for electricity distribution in the southern half of Lima province and Canete province Includes over 4 million inhabitants (approximately 14% of Peru's total population) Spans approximately 1,172 square miles and includes the most important commercial and residential areas in the capital city Concession license has no expiration date Luz del Sur operates under a four-year tariff review cycle with next tariff review scheduled Nov. 2009 Business overview Concession area Pasco Junin Ica Department of Lima Lima 808,364 customers 28,370 customers Luz del Sur Edecanete Ancash 35 Ownership: 37.966% Operating Since: 1994

Real GDP growth (%) Source: Global Insight, Feb 2009 Chilquinta is the 3rd largest power distribution company in Chile in terms of customer base and volume sales Total concession area of 19,450 km2 Total volume sales of 2,417GWh and customer base of 562,237 in 2008 Concession licenses have no expiration date Solid customer base Solid financial position generating strong and stable cash flows coupled with underutilized leverage capacity Positive tariff regulatory review in 2008 for the next 4 years in comparison with peers and exceeding budget expectations Business overview 36 Chilquinta - Chile's 3rd largest power distribution company Ownership: 50.0% Operating Since: 1981

478 MW combined cycle gas turbine power plant 100% of capacity contracted with TETA^ (state- run Turkish electricity company) Payments are US$-based and guaranteed by the government Take-or-pay contract through 2019 Natural gas (primary fuel) provided by BOTA^ (Turkish state-owned monopoly) Long term contract through 2014 (5-year extension) Ownership: 59.0% Operating Since: 1999 Reliability Trakya Overview Trakya is a critical IPP for Turkey 37

Elektra - Panama's 2nd largest power distribution company Elektra holds an exclusive concession for electricity distribution in the northern and eastern regions of Panama (includes eastern part of Panama City, the port city of Colon, and the Gulf of Panama) Approximately 8,500 km of high, medium, and low tension power distribution lines and 12 substations Renewable 15 year concession term that expires in 2013 Ownership Structure: AEI 51% AEI, Republic of Panama 48.25%, Other 0.75% Elektra Business Overview Value Proposition Fully contracted which mitigates supply risk Second largest electricity distribution company in Panama in terms of electricity volume distributed, number of customers, and area served Geographic monopoly through exclusive concession Approximately 40% market share both in terms of sales and customers Investment grade rated BBB- by Fitch USD is the official currency of Panama Ownership: 51.0% Operating Since: 1998 38

Operates three barge-mounted, diesel- fired generation facilities in Guatemala Combined 234 MW capacity 20-year US$-based PPA with EEGSA(1) ending in 2013 for 110 MW of capacity and a 50% take-or-pay obligation Remaining 124 MW sold in regional wholesale electricity market (Guatemala and El Salvador) 13% of the country's effective capacity (1) Empresa Electrica de Guatemala. PQP Overview San Felipe Overview 180 MW fuel-oil fired power plant located in the Dominican Republic Sells power to state-owned electricity company in the Dominican Republic PPA provides for FX risk coverage PQP Ownership: 100% PQP Operating Since: 1993 San Felipe Ownership: 100% San Felipe Operating Since: 1994 Strong and growing presence in Central America & the Caribbean 39

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Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEI
By:	/s/ John G. Fulton
John G. Fulton
EVP, Finance and Treasury (Principal Financial Officer)

Date: May 29, 2009